EXHIBIT 4.5

AMENDED AND RESTATED

PUBLISHING, BRANDING AND OPERATING AGREEMENT

This AMENDED AND RESTATED PUBLISHING, BRANDING AND OPERATING AGREEMENT (this “Agreement”) is made as of the 28th day of April, 2003, by and among MCLEODUSA PUBLISHING COMPANY, an Iowa corporation (“Pubco”); MCLEODUSA INCORPORATED, a Delaware corporation (“McLeod”); MCLEODUSA TELECOMMUNICATIONS SERVICES, INC., a Delaware corporation (the “Telephone Company”); and YELLOW BOOK USA, INC., a Delaware corporation (“Yellow Book”).

WHEREAS, Pubco and Yellow Book are in the business of publishing and distributing telephone directories, including white pages and yellow pages, and yellow page advertising (as further defined in Section 1.3, the “Directories”), and shall sometimes be referred to together in this Agreement as the “Directory Publisher”;

WHEREAS, Pubco, McLeod, the Telephone Company and Yellow Book/McLeod Holdings, Inc. (“Yellow Book Holdings”) had entered into that certain Publishing, Branding and Operating Agreement, dated as of April 16, 2002 (the “Original Agreement”), in connection with Yellow Book Holdings’ acquisition of Pubco from McLeodUSA Holdings, Inc.;

WHEREAS, pursuant to that certain Assignment and Assumption Agreement, dated as of the date hereof, (i) Yellow Book/McLeod assigned to Yellow Book, and Yellow Book assumed, all of Yellow Book/McLeod’s right, title and interest to, and obligations under, the Original Agreement; and (ii) Pubco, McLeod and the Telephone Company consented to such assignment and assumption; and

WHEREAS, the parties hereto desire to amend and restate the Original Agreement in its entirety, such that from and after the date of this Agreement, the Original Agreement shall cease to be of any further force and effect, except as expressly provided in Section 10.14 hereof;

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:

ARTICLE I

DIRECTORY PUBLISHING

1.1 Telephone Company and McLeod General Obligations. On the terms and conditions set forth herein, the Telephone Company agrees to provide to the Directory Publisher Subscriber List Information (as defined in Section 3.1) and McLeod grants to the Directory Publisher the right to use the Licensed Marks (as defined in Section 6.1) for the purpose of providing advertising to McLeod in Directories published by Directory Publisher pursuant to this Agreement.

1.2 Directory Publisher General Obligations. On the terms and conditions set forth herein, the Directory Publisher agrees to publish and distribute the Directories using the Licensed Marks in connection with McLeod advertising in the Directories.

1.3 Directories and Publication Schedule.

(a) Publication Schedule. Schedule 1.3(a), which will be updated on at least an annual basis, lists the Directories published by the Directory Publisher within the states listed on Schedule 1.3(b), as currently titled and their scheduled months of publication. The Directory Publisher will publish one edition of each of the Directories on an annual basis, or if annual publication is not consistent with the Directory Publisher’s past practices with respect to a particular Directory, then in accordance with such past practices; provided that in all cases the Directory Publisher shall publish each Directory with such frequency as is necessary for the Telephone Company to meet its regulatory obligations. Subject to compliance with the immediately preceding sentence, the Directory Publisher may change the titles, boundaries and months of publication of any Directory in its sole discretion, subject to its obligations in Section 4.1(b), and shall give thirty days’ prior notice of such changes to the Telephone Company. The Telephone Company and McLeod acknowledge that the Directory Publisher often acquires directories, and agree that the Directory Publisher shall have the right to transition any acquired directory that constitutes a Directory under this Agreement to the requirements of this Agreement in accordance with recognized industry practices.

(b) Other Directories. Except for any CCD Directory (as defined in Subsection 1.3(c)(i)), any ICTC Directory (as defined in Subsection 1.3(c)(ii)), or the Other Yellow Book Directories (as defined in Subsection 1.3(c)(iii), if the Directory Publisher publishes other telephone directories covering areas within the states listed on Schedule 1.3(b) during the term of this Agreement, the publication of such directories shall conform to the provisions of this Agreement and such directories shall be deemed “Directories” as used in this Agreement. The Directory Publisher shall promptly notify the Telephone Company if the Directory Publisher intends to publish additional directories within the states listed on Schedule 1.3(b).

(c) Other Publications. From and after the date of this Agreement:

(i) Consolidated Communications Directories, Inc. (“CCD”), a subsidiary of the Directory Publisher, may continue to publish those telephone directories (the “CCD Directories”) being published by CCD as of April 28, 2002;

(ii) the Directory Publisher may publish those directories it publishes now or in the future pursuant to its agreement with Illinois Consolidated

Telephone Company, as such agreement may be modified from time to time (all such directories being referred to as the “ICTC Directories”); and

(iii) the Directory Publisher may publish telephone directories that cover areas outside the states listed on Schedule 1.3(b) (“Other Yellow Book Directories”).

(d) Exclusion. None of the CCD Directories, ICTC Directories, or Other Yellow Book Directories shall be deemed a “Directory” for purposes of this Agreement.

1.4 Discontinuance of Directories. The Directory Publisher shall have the right to discontinue the publication of any Directory in its sole discretion, subject to its obligations in Section 4.1(b), and shall give (i) in the case of a directory containing only yellow pages listing, ninety (90) days’ prior notice of such discontinuance to the Telephone Company, and (ii) in the case of a directory containing white pages, twelve months prior notice of such discontinuance, and that in no event shall the total circulation of Directories be less than 30 million at any time during the term of this Agreement.

1.5 Circulation of Directories. In no event shall the total circulation of Directories be less than thirty (30) million.

1.6 Telephone Company Market Expansion. The Telephone Company may request from time to time that the Directory Publisher initiate a Directory, other than those covered by existing Directories, in which the Telephone Company or its affiliates plan to provide telecommunications service (the “Requested Areas”). In no event will a Requested Area be an area covered by a CCD Directory, an ICTC Directory, or an Other Yellow Book Directory. The Directory Publisher will use good faith efforts to accommodate the Telephone Company’s request, and the parties will work together to determine the feasibility of initiating the Directory in question. The parties agree that the principal factor in determining feasibility will be whether an established independent publisher of yellow pages telephone directories would be likely to initiate a directory in the Requested Area were it not party to an agreement comparable to this Agreement.

ARTICLE II

TERM AND TERMINATION

2.1 Effectiveness. This Agreement will become effective as of the date hereof and will apply to the publication of each Directory that occurs after that date during the term.

2.2 Term. Unless terminated earlier in accordance with Section 2.3, this Agreement will remain in effect until the fifth anniversary of the date hereof.

2.3 Termination.

(a) If the Telephone Company or McLeod materially breaches its obligations hereunder and fails to cure such material breach within sixty days after the Directory Publisher provides notice to the Telephone Company and McLeod of such breach, specifying in reasonable detail the nature of the alleged breach, then the Directory Publisher may, in addition to all other rights and remedies it may have under law or pursuant to this Agreement, terminate this Agreement upon notice to the Telephone Company and McLeod effective upon the completion of the distribution of the Directories, sales for which had begun before the notice of termination.

(b) If the Directory Publisher materially breaches its obligations hereunder and fails to cure such material breach within sixty days after the Telephone Company or McLeod provides notice to the Directory Publisher of such breach, specifying in reasonable detail the nature of the alleged breach, then the Telephone Company and McLeod may, in addition to all other rights and remedies either may have under law or pursuant to this Agreement, terminate this Agreement upon notice to the Directory Publisher effective upon the completion of the distribution of the Directories, sales for which had begun before the notice of termination.

(c) In the event that the Directory Publisher fails to adhere to the quality standards set forth in Subsection 6.2(a), and fails to cure such failure as provided for in Subsection 6.2(c), the licenses granted in Article VI hereof may be terminated by McLeod.

(d) The Telephone Company and McLeod shall have the right, but not the obligation, to terminate this Agreement, immediately upon notice:

(i) if the Directory Publisher shall make a general assignment for the benefit of creditors or acknowledges that it cannot pay its debts as they become due;

(ii) if the Directory Publisher files a petition for adjudication as a bankrupt, for reorganization or for an arrangement under any bankruptcy or insolvency law, or if any involuntary petition under such law is filed against the Directory Publisher and not dismissed within ninety days thereafter; or

(iii) if there is Change of Control of the Directory Publisher.

“Change of Control” means any transaction or event, whether voluntary or involuntary, that results in, or as a consequence of which any person or group (other than (A) a person or group a majority of whose capital stock or other equity interests is beneficially owned directly or indirectly by any persons or groups who individually or collectively beneficially own directly or indirectly a majority of the capital stock of the relevant party, or (B) a person or group who has, as of the date of this Agreement, a Schedule 13-G or Schedule 13-D on file with the

Securities and Exchange Commission with respect to a party or its parent), acquires directly or indirectly beneficial ownership of more than a majority of the capital stock of a party or a party’s direct or indirect parent or more than a majority of that party’s assets; provided, however, that a public offering of a party or any entity including all or substantially all of such party’s assets will not be considered a Change of Control. For purposes of this definition, beneficial ownership shall be determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(e) The Directory Publisher shall have the right, but not the obligation, to terminate this Agreement, immediately upon notice:

(i) if there is a Change of Control of the Telephone Company and the Telephone Company or its successor thereafter does not use the McLeodUSA brand, or a substantially similar brand, in marketing telecommunications services in the same areas where the Telephone Company currently provides local telephone service; or

(ii) if the Telephone Company files a petition for adjudication as a bankrupt, for reorganization or for an arrangement under any bankruptcy or insolvency law, or if any involuntary petition under such law is filed against the Directory Publisher, individually, and not dismissed within ninety days thereafter.

2.4 Effect of Termination.

(a) Upon the termination of this Agreement and upon the condition that the Telephone Company continues to own rights in the Licensed Marks, the Directory Publisher will publish only those issues of the Directories that are scheduled to be published before this Agreement terminates, and shall not conduct any solicitation of any advertising or undertake any other publishing activities using the Licensed Marks with respect to any of the issues of the Directories that are not scheduled to be published before such termination. Once all Directories scheduled to be published before such termination have been published, the Directory Publisher shall promptly:

(i) change its corporate name or d/b/a to delete therefrom all references to the Licensed Marks (to the extent that such corporate name use was permitted hereunder);

(ii) cease all use of, and destroy or effectively remove, the Licensed Marks and all references thereto from any products offered by the Directory Publisher, as well as any advertising, marketing materials and similar items; and

(iii) refrain from further use of or reference to the Licensed Marks, or any other trademark, service mark, trade name, design or logo that is confusingly similar to the Licensed Marks;

provided, however, that the Directory Publisher may continue to use the Licensed Marks until the first anniversary of the termination of this Agreement but solely in connection with the distribution, in accordance with the provision of Section 4.2, of Directories published prior to the termination of this Agreement or at the printers in anticipation of publication at the time of termination.

(b) Upon the termination of this Agreement, all rights granted to the Directory Publisher hereunder in and to the Licensed Marks, together with any interest in and to the Licensed Marks which the Directory Publisher may have or may have acquired pursuant to this Agreement or otherwise, shall forthwith, without further act or instrument, be assigned to and revert to McLeod. In addition, the Directory Publisher will execute any instruments requested by McLeod that are necessary to accomplish or confirm the foregoing.

(c) In the event of termination, notwithstanding the provisions of Section 10.2, the Telephone Company and the Directory Publisher may begin to market advertising in, and make other preparations for the publication and distribution of, telephone directories that are scheduled to be published following termination. The Directory Publisher acknowledges and admits that there would be no adequate remedy at law for its failure to cease use of the Licensed Marks upon termination of this Agreement. The Directory Publisher agrees that, in the event of such failure, the Telephone Company shall be entitled to equitable relief by the way of temporary, preliminary and permanent injunction and such other and further relief as any court with jurisdiction may deem just and proper.

ARTICLE III

SUBSCRIBER LIST INFORMATION

3.1 Certain Definitions.

(a) “Subscriber List Information” is information identifying the names of subscribers to the local telephone services provided by the Telephone Company and such subscribers’ telephone numbers and, where the Telephone Company is reasonably able to include such information, the addresses and/or primary advertising classifications for business subscribers (as such classifications are assigned at the time of the establishment of such service) of each of the Telephone Company’s local telephone service subscribers (other than information pertaining to such subscribers who have elected not to have their information published or listed). Subscriber List Information does not include any information that the Telephone Company is required by law or by contract (including tariff) to keep private or confidential, or not to publish or allow to be published in the Directories.

(b) “Base File Subscriber List Information” means the Subscriber List Information as of the first date on which such information is provided to the Directory Publisher pursuant to this Agreement.

(c) “Updated Subscriber List Information” means changes to the Subscriber List Information occurring between specified dates.

3.2 Provision of Base File Subscriber List Information. Within thirty days following the date of a request from the Directory Publisher, the Telephone Company will provide to the Directory Publisher the Base File Subscriber List Information in Telephone Company’s standard format for the purpose of allowing the Directory Publisher to create a database for publishing the Directories. Alternatively, Telephone Company may provide Directory Publisher with a release sufficient to enable Directory Publisher to obtain such a list from a third party.

3.3 Provision of Updated Subscriber List Information. The Telephone Company will provide to the Directory Publisher, within thirty days of a request by the Directory Publisher, Updated Subscriber List Information for dates specified by the Directory Publisher. The Directory Publisher shall request Updated Subscriber List Information (or request new Base File Subscriber List Information pursuant to Section 3.2) for each Directory within a reasonable time prior to the publication of such Directory so as to allow the Directory to include as much Updated Subscriber List Information as is reasonably practicable.

3.4 Rates for Subscriber List Information. The Directory Publisher shall pay to the Telephone Company $0.04 per listing for Base File Subscriber List Information and $0.06 per listing for Updated Subscriber List Information provided to the Directory Publisher by the Telephone Company. The Telephone Company may from time to time alter the rates charged by it hereunder for Subscriber List Information upon notice to the Directory Publisher; provided that such rates shall not exceed the maximum rates allowed by law for such Subscriber List Information.

3.5 Payment Terms. The Directory Publisher shall pay all amounts stated in each invoice from the Telephone Company for Subscriber List Information within thirty days following the date of such invoice, in the manner specified in the invoice. Interest will accrue monthly on past-due amounts at an annual rate equal to the lesser of the prime lending rate announced by JP Morgan Chase, or its equivalent, as then in effect plus two percent and the highest interest rate allowed by law.

3.6 Use of Subscriber List Information.

(a) Non-published or Unlisted Listings. The Directory Publisher shall not publish in the Directories or otherwise disclose any information concerning subscribers designated as “non-published” or “unlisted” or the like. The Directory Publisher shall not solicit the people or entities so identified in connection with the sale of advertising in the Directories.

(b) Restricted Use. The Directory Publisher may only use information, including Subscriber List Information, provided by the Telephone Company hereunder for the purposes of carrying out its obligations hereunder and shall not use such information in any other manner or in any way that interferes with the proper and efficient furnishing of services by the Telephone Company or that adversely affects the relationship between the Telephone Company and its customers and the public or that would otherwise violate applicable law.

3.7 Third-Party Requests for Information. The Directory Publisher will refer any requests it receives for, or questions about, Subscriber List Information directly to the Telephone Company for response by the Telephone Company. The Directory Publisher will not enter into or divulge any agreements pertaining to the purchase of or per-listing charge for the Telephone Company’s Subscriber List Information or any other information about the Telephone Company’s Subscriber List Information with or to third parties. The Telephone Company shall have sole authority over the decision to sell its listings to any third parties, and any agreements regarding same shall be solely between the Telephone Company and any applicable third party. The Directory Publisher will not be a party to any such agreements or transactions.

ARTICLE IV

OBLIGATIONS OF THE DIRECTORY PUBLISHER

4.1 Publishing of Directories.

(a) The Directory Publisher shall be responsible for (including through the selection of contractors):

(i)    the printing of the Directories, including their covers;

(ii)   the compilation, composition and layout of the Directories;

(iii)  the purchasing of paper and other materials for the Directories;

(iv)   the creation, maintenance and production of telephone and directory services pages and any pages or information that may be necessary to permit the Telephone Company to meet its regulatory obligations, in each case as reasonably specified by the Telephone Company for inclusion within the Directories, in accordance with the past practices of the Telephone Company and the Directory Publisher with respect to such pages;

(v)    the promotion of usage of the Directories;

(vi) the selling of advertising in the yellow pages of the Directories;

(vii) the preparation of art for advertisers as requested by them in the Directories;

(viii) billing and collections, including the handling of claims and un-collectibles, related to advertising in the Directories; and

(ix) other miscellaneous matters related to the Directories.

(b) The Directory Publisher shall carry out its obligations hereunder, including those set forth in Subsection 4.1(a), in a professional and workmanlike fashion in accordance with quality standards generally observed by reputable firms in the directory publishing industry and in a manner that does not interfere with the proper and efficient furnishing of services by the Telephone Company or that adversely affects the relationship between the Telephone Company and its customers and the public.

4.2 Delivery. The Directory Publisher will arrange for one of each Directory (or two, where white pages and yellow pages are in separate Directories) to be delivered, in the manner specified by the Directory Publisher and at its sole expense, to substantially all of the homes and businesses in the geographic area covered by the Directory. The Directory Publisher shall also provide to the Telephone Company, at the Telephone Company’s request, additional copies of each of the Directories to allow the Telephone Company to provide such Directories to subscribers outside the geographic area covered by a given Directory or to new subscribers, as replacements, and for the Telephone Company’s use. In each case the number of copies of Directories provided shall be reasonable given the intended use. The obligations of the Directory Publisher under this Section 4.2 with respect to Directories published prior to the termination of this Agreement shall survive the termination of this Agreement until the first anniversary of such termination.

4.3 Yellow Pages Listings. Unless otherwise requested by a subscriber to local business telephone services, the Directory Publisher will provide without charge in the yellow pages of the Directories under a classification in the approved heading structure best describing the subscriber’s business one light-face standard listing representing the primary listing of each subscriber to business telephone service as accepted by the Telephone Company for publication in the white pages of the Directories where applicable. Nothing in this Agreement (including Sections 1.3(a), 4.1(a)(iv) and 5.5) shall constitute an obligation for the Directory Publisher to produce white pages; provided that, should the Directory Publisher cease publication of white pages in any market in which the Telephone Company offers local service, the Directory Publisher will provide twelve months’ prior written notice to the Telephone Company.

ARTICLE V

DIRECTORY FORMAT AND POLICIES

5.1 Policies. The Directory Publisher will formulate all policies (including telemarketing policies) relating to advertising in and the publishing and delivery of the Directories and will use commercially reasonable efforts to advise the Telephone Company of material changes in these policies. All of the policies related to the Directories shall not interfere with the proper and efficient furnishing of services by the Telephone Company and shall not adversely affect the relationship between the Telephone Company and its customers and the public. Nothing in this Agreement will be interpreted as a limitation of the generality of the obligations undertaken by the Directory Publisher in this Section 5.1.

5.2 Directory Cover. Attached hereto is Exhibit 5.2, which is the prototype for the covers of the Directories. During the term hereof, and unless otherwise expressly agreed to in writing by the parties hereto, the cover of each Directory shall be substantially similar to the attached prototype, with minor variations permitted only to accommodate different sizes of covers. The advertisement featuring the Licensed Marks shall always be placed in the top position, as indicated in Exhibit 5.2. However, McLeod and the Telephone Company acknowledge that the Directory Publisher has existing agreements with advertisers concerning cover space on the Directories in the states of Illinois and Wisconsin and on the Cincinnati/Northern Kentucky and Butler/Warren Directories in the state of Ohio that may prevent it from placing the advertisement containing the Licensed Marks in such position. The Directory Publisher shall use all commercially reasonable efforts to place the advertisement containing the Licensed Marks in the first position, as indicated on Exhibit 5.2, and in those cases where it cannot do so, it will provide McLeod and the Telephone Company with comparable cover advertising (e.g., corner cut or spine). Each party shall cooperate with the others in connection with the approval of any changes to the attached prototype that a party may request. In consideration of the advertising space provided by the Directory Publisher pursuant to this Section 5.2 , Section 5.3 and Section 5.4, the Telephone Company and McLeod have agreed to enter into this Agreement and will not be required to pay additional consideration to the Directory Publisher.

(a) Sale of Cover Space to Third Parties. In those markets in the states listed on Schedule 1.3(b) in which the Telephone Company does not provide telephone services, the Directory Publisher and the Telephone Company may agree in writing to sell the space on the front cover otherwise allocated to the Telephone Company to any third party.

(b) Sale of Remaining Cover Space to Third Parties. The Directory Publisher may sell the remaining space on the front cover, spine and back cover of the Directories to third parties; provided, however, that such third parties may not be competitive or incumbent (voice or data) telecommunications service providers (including, without limitation, competitive local exchange carriers, long-distance service providers and the Bell companies) or providers of dial Internet access services.

5.3 Initial Pages of Directory. The Telephone Company may specify the content (including copy, layout, color and paper type consistent with past practice and the advertising layout as provided in Exhibit 5.4) of up to the first four pages of each Directory (different content may be specified for different Directories). The Directory Publisher shall include and publish such initial pages as agreed by the Telephone Company and the Directory Publisher, without alteration. Notwithstanding the foregoing, the Directory Publisher will not be obligated to publish any content that is contrary to its reasonable publishing standards or any content that primarily promotes a party other than McLeod and its affiliates, except in accordance with past practices. The Directory Publisher may not sell or otherwise provide advertising space in a Directory to any competitive or incumbent (voice or data) telecommunications service provider (including, without limitation, competitive local exchange carriers, long-distance service providers and the Bell companies) or a provider of dial Internet access services, except for advertising space sold or otherwise provided within the white and yellow pages under the classification in the approved heading structure best describing such provider’s business.

5.4 Telephone Company Advertising. In addition to the advertising provided pursuant to Sections 5.2 and 5.3, the Directory Publisher shall provide to the Telephone Company advertising space in each Directory (white pages, yellow pages, internet and other advertising), at no charge to the Telephone Company, in accordance with prototype attached hereto as Exhibit 5.4. The parties will work together to implement said advertising program appropriately in each Directory, without exceeding the agreed aggregate value of the advertising program, as reflected in Exhibit 5.4 (except as such value may increase as a result of price increases introduced in the normal course of business by Directory Publisher during the term hereof). The parties acknowledge that it is their intent to allow McLeod to design the content, layout, look and feel of the advertising appearing in any Directory, subject to a right by Directory Publisher to object to the content of such advertising on commercially reasonable grounds and given the subject matter thereof. The parties further acknowledge that McLeod shall be entitled to specify the number of advertising categories, size and specific layout of advertising so long as the value remains within the agreed aggregate advertising value and it is otherwise consistent with Exhibit 5.4 . The Directory Publisher may not sell or otherwise provide advertising space to any competitive or incumbent (voice or data) telecommunications service provider (including, without limitation, competitive local exchange carriers, long-distance service providers and the Bell companies) or a provider of dial Internet access services, except for advertising space sold or otherwise provided within the white and yellow pages under the classification in the approved heading structure best describing such provider’s business.

5.5 Directory Content. The Directory Publisher will include in the white-pages sections (to the extent it publishes such sections) of the Directories the Subscriber List Information provided hereunder and all other listings that the Telephone Company notifies the Directory Publisher that the Telephone Company is required to publish for its subscribers by state regulation.

5.6 YPIMA Directory Code. The Telephone Company agrees that it shall not contest any determination by the Yellow Pages Integrated Media Association (“YPIMA”) that the directory code established by the YPIMA with respect to each Directory belongs to the Directory Publisher and that the Directory Publisher is the legacy publisher with respect to each Directory at the expiration of the term of this Agreement. The Telephone Company renounces any rights in and to such code, or right to be designated as the legacy publisher with respect to such directory at the expiration of the term of this Agreement, and shall execute any confirmation or acknowledgment of the foregoing reasonably requested by the Directory Publisher.

ARTICLE VI

USE OF LICENSED MARKS

6.1 Use of Licensed Marks.

(a) Subject to the terms and conditions of this Agreement, McLeod hereby grants to the Directory Publisher a personal, non-transferable (except as permitted under Section 10.3), non-sublicensable license to use the Licensed Marks during the term of this Agreement in connection solely with advertising by McLeod in the Directories, as expressly provided in this Agreement. Notwithstanding the foregoing, Pubco may continue to use the Licensed Marks as part of its corporate name for a transitional period of six months from the date hereof. For purposes of this Agreement, the “Licensed Marks” refer exclusively to the McLeod, McLeodUSA and McLeod USA trademarks, trade names, service marks and logos reflected in Exhibits 5.2 and 5.4. The license to the Licensed Marks is nonexclusive with respect to all uses of the Licensed Marks.

(b) Throughout the term of this Agreement and for any renewals and extensions thereof, the Directory Publisher shall be obligated to use the Licensed Marks in connection with the provision of advertising to McLeod in Directories, as expressly provide in this Agreement, and for no other purposes.

(c) The Telephone Company also grants to the Directory Publisher a personal, non-transferable (except as permitted under Section 10.3) license under its copyrights (and other relevant intellectual property rights, if any) to display, publish, reproduce and distribute any materials that the Telephone Company provides pursuant to Sections 5.3, 5.4, 5.5 and 5.6 with respect to the Directories in which the Telephone Company has requested such materials to be published, solely in accordance with such request.

6.2 Quality Standards.

(a) The Directory Publisher acknowledges that the Licensed Marks have established extremely valuable goodwill and reputation, and are well recognized among the Telephone Company’s customers, and that it is of great importance that this goodwill and reputation be maintained. Accordingly the Directory Publisher shall, in its operation of its business from and after the date of this Agreement, adhere to a level of quality at least as high as that established for its business prior to the date of this Agreement.

(b) The Directory Publisher shall provide to McLeod for review and approval representative samples of any proposed use of the Licensed Marks whenever such samples are not consistent with the uses of such Licensed Marks expressly described in this Agreement, and otherwise upon McLeod’s reasonable request.

6.3 Ownership and Protection.

(a) Ownership. The Directory Publisher shall not have any right, title or interest, express or implied, in and to the Licensed Marks under this Agreement other than the license set forth in Section 6.1. The Directory Publisher acknowledges that McLeod owns the Licensed Marks and the goodwill associated therewith. All uses of the Licensed Marks by the Directory Publisher, and the goodwill generated thereby, shall inure to the benefit of McLeod and shall not vest in the Directory Publisher any ownership interest in the Licensed Marks. For purposes of registration, all uses of the Licensed Marks by the Directory Publisher shall be deemed to have been made for the benefit of McLeod.

(b) Usage. The Directory Publisher shall use the Licensed Marks in accordance with the express provisions of this Agreement and for no other purposes. The Directory Publisher shall use the Licensed Marks in accordance with reasonable trade mark and trade name usage principles and in accordance with all applicable laws and regulations, including without limitation all laws and regulations relating to the maintenance of the validity and enforceability of the Licensed Marks, and the Directory Publisher shall not use the Licensed Marks in any manner that does or is reasonably likely to tarnish, disparage or reflect adversely on McLeod, Telephone Company or the Licensed Marks.

(c) No Challenge. The Directory Publisher shall not, during the term and thereafter for so long as McLeod continues to own rights in the Licensed Marks, (i) challenge McLeod’s title or rights in and to the Licensed Marks or the validity of the Licensed Marks in any jurisdiction or (ii) contest the fact that their rights under this Agreement as regards the Licensed Marks are solely those of a licensee.

(d) Maintenance of Licensed Marks. McLeod shall take all reasonable steps necessary to maintain and protect the Licensed Marks; provided, that McLeod’s sole obligations under this Agreement with respect to enforcement are as set forth in Section 6.3(e).

Infringement. The Directory Publisher shall promptly notify McLeod in writing of any uses that may be unauthorized uses, infringements or dilutions by others of the Licensed Marks that may come to the Directory Publisher’s attention. Except as provided below, McLeod shall have the sole right to take, and to determine whether or not to take, any actions it deems appropriate in its sole discretion with respect to any unauthorized use, infringement or dilution of the Licensed Marks. If McLeod does not bring a legal action to enjoin and/or collect damages from an infringer operating in the directory publishing business within 90 days after the date on which the Directory Publisher notifies McLeod in writing of such infringement and requests that McLeod take action against it, or if more than 90 days after such notice and request McLeod is not making diligent efforts to pursue settlement of a dispute relating to infringement in the directory publishing business of the Licensed Marks, the Directory Publisher may, upon 60 days’ prior written notice to McLeod, conduct such litigation or pursue such settlement as it reasonably believes is necessary to protect the Licensed Marks at its own sole cost and expense. McLeod agrees to provide reasonable assistance, at Directory Publisher’s expense, in any such action or pursuit of settlement by the Directory Publisher. All recovery in the form of monetary damages or settlement with respect to an action or settlement shall belong to the party bringing the action or pursuing the settlement.

6.4 Reassignment of Trade Dress. Directory Publisher hereby irrevocably assigns to McLeod, for its own use and enjoyment, and for the use and enjoyment of its successors, assigns and other legal representatives, Director Publisher’s entire right, title and interest in the Untied States, all foreign countries and jurisdictions, and throughout the universe, in the Trade Dress as defined in Section 7.1 of the Original Agreement, and all income, royalties, damages and payments arising on or after the date hereof (other than in connection with any transitional period during which the Original Agreement continues in force and effect), and in and to all causes of action (either in law or in equity) and the right to sue, counterclaim and recover for any infringement, damages or other unauthorized use of the rights assigned to the Directory Publisher pursuant to Section 7.1 of the Original Agreement, and other than in connection with any transitional period during which the Original Agreement continues in force and effect.

ARTICLE VII

INTERNET DIRECTORIES

7.1 Internet Directories. Each of the parties acknowledges that Internet operations represent a significant part of each party’s business activities. Accordingly McLeod agrees that for the term of this Agreement, it will establish and maintain a hypertext link between the McLeod web site and the Directory Publisher’s web site in connection with the provision of white and yellow page listings; during the term of this Agreement the Directory Publisher will establish and maintain a hypertext link between the Directory Publisher’s web site in connection with the provision of telecommunications services, in each case consistent with the screen shots included in Exhibit 5.4.

ARTICLE VIII

INDEMNIFICATION

8.1 Indemnification.

(a) Directory Publisher Indemnity. The Directory Publisher shall defend, hold harmless and indemnify McLeod, the Telephone Company and each of their affiliates, officers, directors, shareholders, employees, contractors, agents and representatives from and against any and all claims, demands, actions, liabilities, damages, losses, fines penalties, costs and expenses (including all attorneys’ fees) of any kind (collectively “Losses”) to the extent actually or allegedly resulting from (i) any errors, omissions, refusals to accept advertising, misclassification or misuse of information, claimed or actual, concerning any of the Directories; (ii) any other claims by advertisers in the Directories; (iii) any breach of this Agreement by the Directory Publisher; (iv) the Directory Publisher’s activities with respect to the publishing of the Directories; and (v) the use of the Licensed Marks by the Directory Publisher in violation of this Agreement, in each case except for such Losses as are caused solely by the gross negligence, fraud or willful misconduct of McLeod or the Telephone Company, or errors, omissions or misclassifications caused by the Telephone Company in the Subscriber List Information.

(b) McLeod Indemnity. The Telephone Company shall defend, hold harmless and indemnify the Directory Publisher and each of its affiliates, officers, directors, shareholders, employees, contractors, agents and representatives from and against any and all Losses to the extent actually or allegedly resulting from (i) any errors, omissions or misclassifications negligently or willfully caused by the Telephone Company in the Subscriber List Information; (ii) any breach of this Agreement by the Telephone Company or McLeod, in either case except for such Losses as are caused solely by the gross negligence, fraud or willful misconduct of the Directory Publisher. It is expressly agreed that any liability of McLeod and the Telephone Company arising under clause 8.1(b)(i) hereunder will be limited, on a listing-by-listing basis, to the amount paid by the Directory Publisher to the Telephone Company for that listing out of which any liability arose.

ARTICLE IX

ADDITIONAL COVENANTS

9.1 Executive Steering Committee. The “Executive Steering Committee” for this Agreement is an oversight committee comprised of executives of the Directory Publisher and the Telephone Company or, in the case of Telephone Company, its parent corporation. The goals of the Executive Steering Committee are as follows:

(a) discuss the strategic business goals of the parties with regard to this Agreement;

(b) establish future direction for the parties’ relationship and for this Agreement;

(c) act as an escalation point for resolution of disputes on operational and other issues; and

(d) address other strategic issues related to this Agreement.

Examples (not all-inclusive) of the types of issues to be addressed by the Executive Steering Committee include (i) discussing plans for market expansion; (ii) discussing changes in the Directory cover or advertising program, in each case described in Article 5; and (iii) discussing discontinuances of or changes to the publication schedule or coverage of Directories.

The Executive Steering Committee will be comprised of at least one representative from each of the Directory Publisher and the Telephone Company, each of whom shall be a senior executive. Subject to the foregoing, each party shall appoint its representatives to the Executive Steering Committee in its sole discretion. The Executive Steering Committee will meet on a regularly scheduled basis, not less than quarterly. In addition, the Executive Steering Committee shall meet at the request of any party upon at least 30 days’ prior written notice of such request to all committee members. Either party may propose items for the agenda of a meeting of this committee by 30 days’ prior written notice to all committee members. Each party shall bear the costs of its own representatives in connection with the Executive Steering Committee. Meetings may be held by teleconference and if held in person, shall alternate between a location selected by the Telephone Company and a location selected by the Directory Publisher. In all cases, each party shall give due regard to scheduling and location concerns of the other party’s members.

The Executive Steering Committee shall appoint Directory Relationship Managers and Telephone Service Relationship Managers who shall be responsible for the day-to-day interaction between the Directory Publisher and the Telephone Company.

9.2 Non-compete and Non-solicitation.

(a) During the term of this Agreement the Directory Publisher agrees that it shall not, and that it shall cause its subsidiaries to not, directly or indirectly, through one or more subsidiaries, engage or have an interest, alone or in association with others, as a partner or stockholder or through the investment of capital, lending of money or property, or otherwise, in any business that competes with the products and services provided by McLeod and its subsidiaries as of the date of this Agreement; provided, however, that it shall not be a violation of this Subsection 9.2(a) for the Directory Publisher to (i) invest in securities representing less than ten percent of the outstanding capital stock of any person, the securities of which are publicly traded or listed on any securities exchange or automated quotation system, or (ii) invest in, own an interest in or acquire, in a single transaction or a series of transactions, all or a majority of the equity interests in, or assets of, any person (A) whose primary business is not the provision of any voice or data telecommunications service (including, without limitation, competitive local exchange carriers, long-distance service providers and the Bell companies) or dial Internet access services, or (B) if the primary purpose of such investment, ownership or acquisition is the business of the publication of telephone directories (or related businesses ancillary thereto) and, within 180 days after the date on which such investment, ownership or acquisition first occurs, such person no longer provides any voice or data telecommunications service or dial Internet access services (whether due to divestiture of such businesses, elimination of such businesses or otherwise).

(b) During the term of this Agreement, McLeod agrees that it shall not, directly or indirectly, through one or more subsidiaries, engage or have an interest, alone or in association with others, as partner or stockholder or through the investment of capital, lending of money or property, or otherwise, in any business that competes with the products and services provided by the Directory Publisher and its subsidiaries as of the date of this Agreement; provided, however, that it shall not be a violation of this Subsection 9.2(b) for McLeod or any of its subsidiaries to (A) invest in securities representing less than ten percent of the outstanding capital stock of any person, the securities of which are publicly traded or listed on any securities exchange or automated quotation system, or (B) invest in, own an interest in or acquire, in a single transaction or series of transactions, all or a majority of the equity interests in, or assets of, any person (1) whose primary business is not the business of the publication of telephone directories, or (2) if the primary purpose of such investment, ownership or acquisition is the business of the provision of any voice or data telecommunications service or dial Internet access services (or related businesses ancillary thereto) and, within 180 days after the date on which such investment, ownership or acquisition first occurs, such person no longer publishes telephone directories (whether due to divestiture of such business, elimination of such business or otherwise) except for telephone directories that the Telephone Company is permitted to publish hereunder.

(c) The parties acknowledge and admit that there would be no adequate remedy at law for a breach of Section 9.2. The parties, and each of them, agree that, in the event of a breach of Section 9.2, the non-breaching party shall be entitled to equitable relief by way of temporary, preliminary and permanent injunction and such other and further relief as any court with jurisdiction may deem just and proper.

9.3 Provision of Advertising Data. To the extent permitted by applicable statute, regulation or rule of law and in accordance with the Directory Publisher’s privacy policy in effect at such time, upon the request of the Telephone Company, the Directory Publisher shall, on the first day of each calendar quarter, provide to the Telephone Company the Directory Publisher’s then-current list of persons (including business name, business address and contact name when available) who purchased advertising in the Directories during the preceding calendar quarter (“Customers”), in accordance with standard direct-mail industry practice. The Telephone Company may use such information to solicit Customers for telephone and other telecommunications services and for related purposes. The Directory Publisher shall use good faith efforts to provide, or to cause to be provided, the Telephone Company with any information with respect to Customers that the Telephone Company may reasonably request.

9.4 Confidential Information. Each of the parties (in such capacity, the “Recipient”) agrees that all information relating to the business, customers and operations of the other parties and their affiliates that is obtained in connection with the subject matter of this Agreement (except Subscriber List Information, which is subject to the restrictions on use contained in Section 3.6) is the confidential information (“Confidential Information”) of the party as to which such information relates (the “Discloser”). The Recipient shall not, without the prior written consent of the Discloser, use Confidential Information of the Discloser other than in connection with the performance of its obligations hereunder or disclose or permit access to any Confidential Information by any third party. The Recipient shall use the same degree of care that it uses with respect to its own confidential information and take the same action as it does with respect to its own confidential information to cause its officers, employees, agents and representatives to take such action as shall be necessary or advisable to preserve and protect the confidentiality of Confidential Information of the Discloser. The Recipient shall not be obligated to treat as confidential pursuant to this Section 9.4 any information that (a) is rightfully known to the Recipient prior to its disclosure by the Discloser; (b) is released by the Discloser or its affiliate to any other person, firm or entity without a confidentiality restriction; (c) is independently developed by the Recipient without any reliance on Confidential Information of the Discloser; or (d) is or later becomes publicly available without violation of this Agreement or other confidentiality restriction. In the event that the Recipient is required to produce Confidential Information of the Discloser in compliance with applicable law or a court order, it shall provide the Discloser immediate notice of such required disclosure such that the Discloser shall have an opportunity to object to and/or attempt to limit such production. The parties acknowledge and admit that there would be no adequate remedy at law for a breach of this Section 9.4. The parties, and each of them, agree that, in the event of a breach of this Section 9.4, the non-breaching party shall be entitled to equitable relief by way of temporary, preliminary and permanent injunction and such other and further relief as any court with jurisdiction may deem just and proper.

9.5 Return or Destruction of Confidential Information. All Confidential Information, including any copies thereof, shall be returned to the Discloser or, at the Discloser’s request, destroyed, within ten days of the termination of this Agreement.

ARTICLE X

GENERAL PROVISIONS

10.1 Representations and Warranties.

(a) General Representations and Warranties. Each of the parties represents and warrants to the others that it has and shall continue to have throughout the term of this Agreement the full right to enter into this Agreement and perform its obligations hereunder and that this Agreement is a legal, valid and binding obligation of it, enforceable in accordance with its terms.

(b) Disclaimer. SUBSCRIBER LIST INFORMATION AND OTHER INFORMATION AND THE LICENSED MARKS ARE PROVIDED ON AN “AS-IS” BASIS. EXCEPT FOR THE REPRESENTATION AND WARRANTY SET FORTH IN SUBSECTION 10.1(a), NEITHER MCLEOD NOR THE TELEPHONE COMPANY MAKES ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY KIND HEREUNDER, INCLUDING WITHOUT LIMITATION AS TO THE ACCURACY OF THE SUBSCRIBER LIST INFORMATION OR OTHER INFORMATION PROVIDED BY THE TELEPHONE COMPANY HEREUNDER, OR THE VALIDITY, ENFORCEABILITY,

REGISTRABILITY OR RIGHTS TO USE THE LICENSED MARKS, THE SUBSCRIBER LIST INFORMATION OR ANY OTHER SUCH INFORMATION.

10.2 Amendment and Modification. This Agreement may be amended or modified at any time by the parties hereto, pursuant to an instrument in writing signed by all parties.

10.3 Entire Agreement; Assignment. This Agreement (a) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof and (b) shall not be assigned, by operation of law or otherwise by a party hereto, without the prior written consent of the other parties; provided that (i) the Telephone Company may assign its rights and delegate its duties under this Agreement to a purchaser of all or substantially all of the Telephone Company’s assets (although an assignment or delegation may be grounds for termination under paragraph 2.3(e)(i)), (ii) McLeod may assign its rights and delegate its duties under this Agreement to a purchaser of the Licensed Marks, and (iii) the Directory Publisher may assign its rights and delegate its duties (with respect to some or all of the Directories) under this Agreement to any entity that could acquire all of the outstanding capital stock or assets of the Directory Publisher without such transaction or event being considered a Change of Control hereunder; provided, that either (A) McLeod is reasonably satisfied that the assignee is financially capable of carrying out its obligations hereunder, or (B) the Directory Publisher provides a written unconditional guarantee, in form and substance reasonably satisfactory to McLeod, of all of the obligations of the assignee hereunder effective upon such assignment and remaining in effect until this Agreement has expired or been terminated and all of the assignee’s obligations arising in connection with this Agreement have been fulfilled.

10.4 Validity. The parties intend that this Agreement complies with and does not violate any law or regulation. The invalidity or unenforceability of any term or provision of this Agreement in any situation or jurisdiction shall not affect the validity or enforceability of the other terms or provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any term of this Agreement or other provision thereof should be held to be unenforceable or invalid for any reason, such term or provision thereof shall be modified in such a manner as to make this Agreement as modified legal and enforceable to the fullest extent permitted under applicable laws. The parties shall negotiate in good faith to replace such term or provision with an appropriate legal and enforceable term or provision.

10.5 Notices. Unless otherwise provided herein, all notices and other communications hereunder shall be in writing and shall be deemed given upon receipt by the other parties at the following addresses or facsimile numbers, or at such other address and facsimile number as may be specified by a party by giving notice to the other parties of such change:

(a)	if to the Directory Publisher, to

Yellow Book USA

6300 C Street, S.W.

Cedar Rapids, IA 52404

Facsimile:    (319) 790-

Attention:    Chief Financial Officer

With a copy to the attention of the General Counsel at Yellow Book USA, 193 EAB Plaza, Uniondale, NY 11556-0193, Facsimile: (516) 730-1911.

(b)	if to McLeod and/or the Telephone Company, to

McLeodUSA Telecommunications Services, Inc.

McLeodUSA Technology Park

6400 C Street SW

Building 2

Cedar Rapids, IA 52406

Facsimile:    (319) 790-7901

Attention:    President

with a copy to the attention of the General Counsel at the same address, facsimile: (319) 790-7901.

10.6 Governing Law. This Agreement shall be governed by, enforced under and construed in accordance with the laws of the State of Delaware, without giving effect to any choice- or conflict-of-law provision or rule thereof.

10.7 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and shall in no way be construed to define, limit, describe, explain, modify, amplify or add to the interpretation, construction or meaning of any provision of, or scope or intent of, this Agreement nor in any way affect this Agreement.

10.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.9 Expenses. Except as otherwise provided herein, each party shall bear its own costs in negotiating, performing and enforcing this Agreement.

10.10 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its affiliates, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Without limiting the foregoing, except for the parties to this Agreement themselves, no direct or indirect holder of any equity interests or securities of McLeod, the Telephone Company, or the Directory Publisher (whether such holder is a limited or general partner, member, stockholder or other security holder) nor any affiliate, director, officer, representative, agent or other controlling person of each of the parties hereto and their respective affiliates shall have any liability or obligation arising under this Agreement or the transactions contemplated hereby.

10.11 No Waivers. Any of the terms or conditions of this Agreement that may be lawfully waived may be waived in writing at any time by the party that is entitled to the benefits thereof. No failure to exercise, delay in exercising or single or partial exercise of any right, power or remedy by any party, and no course of dealing among the parties, shall constitute a waiver of any such right, power or remedy. No waiver by a party of any breach of this Agreement, whether intentional or not, shall be deemed to extend to any prior or subsequent breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver shall be valid unless in writing and signed by the party against whom such waiver is sought to be enforced.

10.12 Specific Performance. The parties hereto agree that if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, irreparable damage will occur, no adequate remedy at law will exist and damages will be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof, as well as immediate injunctive relief, in addition to any other remedy at law or equity.

10.13 Publicity. None of the parties hereto shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the consent of each other party, which consent shall not be unreasonably withheld or delayed, except as may be required by law or the regulations or policies of any securities exchange, in which case the party required to make the release or statement shall allow the other party reasonable time to comment on such release or statement in advance of such issuance.

10.14 Original Agreement. The Original Agreement shall terminate as of the date hereof. The rights and obligations of the parties with respect to any Directories published prior to the date hereof pursuant to the Original Agreement shall continue to be governed by the Original Agreement until such time as a new edition of any such Directory is published.

10.15 Advertising Payments Under the Old Agreement. The Telephone Company and McLeod shall pay the amount of $158,334.00 for each month from January 2003 through April 2003, in full and total settlement of any and all amounts due as payment for advertising arising under the Original Agreement, including without limitation Articles 5.2 and 5.5 thereof, with payments made against advertising invoices covering these months to be credited against the amounts otherwise due under this paragraph 10.15.

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be duly signed as of the date first above written.

MCLEODUSA PUBLISHING COMPANY

By:
Name: William F. Kracklauer
Title: Vice President and General Counsel

MCLEODUSA INCORPORATED

By:
Name:
Title:

MCLEODUSA TELECOMMUNICATIONS SERVICES, INC.

By:
Name:
Title:

YELLOW BOOK USA, INC.

By:
Name: William F. Kracklauer
Title: Vice President and General Counsel

Schedule 1.3(a)

Directory List and Publication Schedule

Schedule 1.3(b)

McLeod Service States

1.	Arizona
2.	Arkansas
3.	Colorado
4.	Idaho
5.	Illinois
6.	Indiana
7.	Iowa
8.	Kansas
9.	Louisiana
10.	Michigan
11.	Minnesota
12.	Missouri
13.	Montana
14.	Nebraska
15.	New Mexico
16.	North Dakota
17.	Ohio
18.	Oklahoma
19.	Oregon
20.	South Dakota
21.	Texas
22.	Utah
23.	Washington
24.	Wisconsin
25.	Wyoming

Exhibit 5.2

Directory Cover Sample

Exhibit 5.4

White and Yellow Pages, Internet and Other Advertising Sample